UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

COMMUNICATION ON RELATED-PARTY TRANSACTIONS

Banco Bradesco S.A. (“Bradesco” or “Company”) informs its shareholders and the market in general, in accordance with Article 30 and Exhibit 30-XXXIII of Securities and Exchange Commission (“CVM”) Instruction No. 480/09 and Related-Party Transactions Policy of the Company (“Internal Policy”), that concluded, on 12.06.2021, with its subsidiary Elo Serviços S.A., a Participation Agreement in Elo Incentive Program (“Agreement” or “Transaction”).

We present the information on the Transaction below:

Transação
Related-Party´s Name	Elo Serviços S.A. (“Elo”).
Relation between the Related-Party and Bradesco	Company in which Bradesco holds a shared control with Banco do Brasil S.A.
Transaction´s Object

The Agreement establishes the conditions to grant incentives of Elo to Bradesco, aiming to increase Elo cards sales (instruments of payments), issued By Bradesco and, consequently, to increase the transaction volume in the referred payment instruments (“Object”).

Bradesco maintains similar agreements with other labels. The maintenance of incentive agreements is part of the relationship between the card issuer (Bradesco) and the payments arrangements (e.g. Elo brand).

Main Terms and Conditions

Bradesco and Elo have agreed on targets for the achievement of the Object, which are related to the transaction volume of the payment instruments (Elo cards).

The value of the incentives that will be granted to Bradesco in exchange for the achievement of the Object will be directly proportional to the volume transacted on debit, prepaid and credit products, according to Bradesco's and Elo's performance.

Date of signature: 12.06.2021. Duration: ten (10) years, counted from 01.01.2022.

If, when, how and to what extend the counterparty in the transaction, its partners or managers participated in the process	The agreement conclusion obtained the necessary approvals and is in accordance with all the rules established in the Internal Policy. The negotiation between the parties was carried out with no conflicts of interest and under commutative conditions.
Detailed justification of the reasons why the issuer's Management considers that the Transaction observed commutative conditions or provides for adequate compensatory payment

The Transaction is justified by the interest on the Company maintenance in Elo incentive program during the Agreement Duration, which regulates the role of Bradesco as the issuer in Elo's payment arrangements.

Bradesco´s Management understands that the Transaction observed commutative conditions, because the three Elo controlling issuers drew up trade agreements containing the same conditions.

The Transaction provides adequate compensatory payment, since was carried out in the best interest of the Company, observing Market Conditions (according to the Company's Internal Policy), good governance practices, conduct, ethics and transparency and no Conflicts of Interest (according to the Company's Internal Policy). The Agreement does not provide for any kind of exclusivity.

The documents referring to the Transaction are filed at the Company´s headquarters.

Cidade de Deus, Osasco, SP, December 7, 2021.

Banco Bradesco S.A.

Leandro de Miranda Araujo

Deputy Executive and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.